Exhibit 8

[Barnes & Thornburg LLP Letterhead]

May 15, 2012

Heartland Bancshares, Inc. 420 North Morton Street Franklin, IN 46131
Horizon Bancorp 515 Franklin Street Michigan City, IN 46360

Ladies and Gentlemen:

In connection with the proposed merger (the “Merger”) of Heartland Bancshares, Inc., a corporation organized under the laws of the State of Indiana (“Heartland”), into Horizon Bancorp, a corporation organized under the laws of the State of Indiana (“Horizon”), pursuant to an Agreement and Plan of Reorganization dated as of February 9, 2012, by and between Horizon and Heartland (the “Merger Agreement”), we have been asked by Horizon to render our opinion with respect to certain Federal income tax consequences of the Merger.

In rendering such opinion, we have assumed with your consent that (i) the Merger will be effected in accordance with the Merger Agreement; (ii) the Merger will qualify as a statutory merger under Indiana state law; (iii) the relevant factual statements concerning the Merger set forth in the Merger Agreement are true, complete and correct as of the date hereof and at the Effective Time; and (iv) the factual representations made by the parties in the Merger Agreement and in their respective officers certificates delivered to us for purposes of this opinion, which are hereby incorporated by reference, (the “Representation Letters”) are true, complete and correct as of the date hereof and will remain so at the Effective Time. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the terms and conditions of the Merger Agreement. Capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Merger Agreement.

Our opinion is based solely upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof, and the factual information contained in the above-mentioned documents. In rendering our opinion, we have assumed the accuracy of all information contained in each of such documents.

We understand that pursuant to the Merger Agreement, upon consummation of the Merger, each share of Heartland common stock (“Heartland Common Stock”) will be converted into the right to receive 0.54 shares of Horizon common stock (the “Horizon Common Stock”) (plus cash in lieu of fractional shares). Heartland shareholders who comply with the requirements of Indiana law for dissenting shareholders will be entitled to receive cash in payment for their shares of Heartland Common Stock.

Barnes & Thornburg LLP has assumed, for purposes of its opinion, that Horizon will purchase all of Heartland’s outstanding shares of preferred stock from the United States Treasury prior to the Effective Time of the Merger and that all such preferred shares will be canceled for no additional consideration at the Effective Time of the Merger (the “TARP Purchase”). We have also assumed that at, or shortly after, the Effective Time, Heartland bank will merge into Horizon Bank.

Based upon the foregoing, our opinion is as follows:

1.           Tax-free Reorganization. The Merger, together with the TARP Purchase, will constitute a tax-free reorganization for Federal income tax purposes within the meaning of Section 368(a) of the Code, meaning that none of Heartland, Horizon, Heartland Bank and/or Horizon Bank, will recognize any gain or loss with respect to the Merger. Sections 361 and 1032 of the Code.

2.           Exchange of Heartland Common Stock Solely for Horizon Common Stock. A shareholder of Heartland who receives solely Horizon Common Stock in exchange for his or her shares of Heartland Common Stock in the Merger will not recognize any gain or loss upon such exchange, except to the extent that cash is received in lieu of a fractional share of Heartland Common Stock, as discussed below. Section 354 of the Code. The aggregate adjusted tax basis of the shares of Horizon Common Stock received in such exchange will be equal to the aggregate adjusted tax basis of the shares surrendered therefor, and the holding period of the Horizon Common Stock will include the holding period of the shares of Heartland Common Stock surrendered therefor, provided that the Heartland Common Stock was held as a capital asset as of the Effective Date. Sections 358 and 1223(l) of the Code.

3.           Cash in Lieu of Fractional Shares of Horizon Common Stock. The payment of cash in lieu of fractional shares of Horizon Common Stock will be treated as if the fractional shares were issued by Horizon in the Merger and then redeemed by Horizon in a taxable transaction. Rev. Rul. 66-365, 1966-2 C.B. 116. A Heartland shareholder otherwise entitled to receive the fractional share will recognize gain or loss measured by the difference between the amount of cash received and the shareholder’s basis allocable to the fractional share. Rev. Proc. 77-41, 1977-2 C.B. 574; Section 1001(a) of the Code. Any gain or loss realized on the redemption will be capital gain or loss, provided the fractional share would have constituted a capital asset in the hands of the redeeming shareholder, and will be long-term capital gain or loss if the holding period of the fractional share (determined by reference to the shares of Heartland Common Stock exchanged therefor) is more than one year.

4.           Information Reporting and Withholding. Payments of cash to a Heartland shareholder surrendering shares of Heartland Common Stock will be subject to information reporting and “backup” withholding at a rate of 28% of the cash payment to such shareholder, unless such shareholder (1) furnishes his or her taxpayer identification number in the manner prescribed in applicable Treasury Regulations, (2) certifies that such number is correct, (3) certifies as to no loss of exemption from backup withholding, and (4) meets certain other conditions. Any amounts withheld from payments to a Heartland shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service (the “Service”).

* * * * * * * * * * * *

We express no opinion with regard to (1) the federal income tax consequences of the Merger not addressed expressly by this opinion, including without limitation, (i) the tax consequences, if any, to those shareholders of Heartland who acquired shares of Heartland Common Stock pursuant to the exercise of stock options or otherwise as compensation, and (ii) the tax consequences to special classes of shareholders, if any, including without limitation, foreign persons, financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers or brokers in securities, and persons that hold Heartland Common Stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction; and (2) federal, state, local, or foreign taxes (or any other federal, state, local, or foreign laws) not specifically referred to and discussed herein.

The opinions set forth herein are based upon the laws in effect and the facts, representations, and assumptions set forth above that are in existence on the date of this letter, and we assume no obligation to revise or supplement this letter should the law or facts, or both, change or to the extent that the representations upon which we have relied in rendering this opinion are inaccurate or to the extent that a party expressly entitled to rely on this opinion has omitted material facts or made material misrepresentations. The opinions expressed herein and concerning essentially factual issues are based on assumptions concerning future events and transactions. If these events and transactions do not occur, or if other events or transactions do not occur, or if other events or transactions not now contemplated do occur, the federal income tax consequences expressed herein may be adversely affected. Even if the assumed facts do occur, the Service and the courts are not bound by this opinion, and there is no assurance that the Service or a court would sustain such opinions if the matter were litigated on the merits. The only opinions intended to be provided herein are those which are expressly stated and no opinions by implication are intended or given. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions, including state or local tax consequences, or any federal, state, or local issue not specifically referred to and discussed above including, without limitation, the effect on the matters covered by this opinion of the laws of any other jurisdiction.

We are furnishing this opinion in connection with the filing of the Registration Statement on Form S-4 filed to register the shares of Horizon Common Stock to be offered to the Heartland shareholders (the “Registration Statement”), and this opinion is not to be relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Barnes & Thornburg LLP

BARNES & THORNBURG LLP